UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 7)1

DATATRAK INTERNATIONAL, INC.
(Name of Issuer)
Common Shares
(Title of Class of Securities)
238134 10 0
(CUSIP Number)
April 25, 20072
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

2 This form is dated as of April 25, 2007 because information presented as of such date in DATATRAK International, Inc.’s 2007 definitive proxy statement indicates that the reporting person ceased to be a beneficial owner of five percent or more of the subject class of securities. Information regarding the reporting person’s beneficial ownership of the subject class of securities as of December 31, 2006 is also included herein.

CUSIP No.	238 134 10 0	Page	2	of	6

1	NAMES OF REPORTING PERSONS: Jeffrey A. Green

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		475,582

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		115,403

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		475,582

WITH:	8	SHARED DISPOSITIVE POWER:

		115,403

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	590,985[3]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	4.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

     3 As of December 31, 2006, the reporting person was the beneficial owner of 628,485 Common Shares of DATATRAK International, Inc., or 5.4% of the Common Shares outstanding as of December 31, 2006.

CUSIP No.	238 134 10 0	Page	3	of	6

Item 1(a).	Name of Issuer:

DATATRAK International, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

6150 Parkland Boulevard, Mayfield Heights, OH 44124

Item 2(a).	Name of Person Filing:

Jeffrey A. Green

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Jeffrey A. Green, 6150 Parkland Boulevard, Mayfield Heights, OH 44124

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class of Securities:

Common Shares

Item 2(e)	CUSIP Number:

238134 10 0

Item 3:	If This Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

CUSIP No.	238 134 10 0	Page	4	of	6

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Item 4.  Ownership.
          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
590,985 (1)(2)(3)

(b)	Percent of class:
4.3%

(c)	Number of shares as to which such person has:

(i	)	Sole power to vote or to direct the vote 475,582 (1)(3)

(ii)	Shared power to vote or to direct the vote 115,403 (2)

(iii)	Sole power to dispose or to direct the disposition of 475,582 (1)(3)

(iv)	Shared power to dispose or to direct the disposition of 115,403 (2)

Instruction. For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1).

(1)	Includes (a) 293,832 Common Shares and (b) 181,750 Common Shares issuable upon the exercise of options.

(2)	Includes (a) 110,953 Common Shares held by the reporting person’s spouse, (b) 1450 Common Shares held by the reporting person’s son, (c) 1500 Common Shares held by the reporting person’s daughter and (d) 1500 Common Shares held by the reporting person’s other daughter. The reporting person disclaims beneficial ownership of the Common Shares held by his spouse, son and daughters.

(3)	As of December 31, 2006, the reporting person beneficially owned 628,485 Common Shares in the aggregate, consisting of (a) 293,832 Common Shares owned directly by the reporting person, (b) 219,250 Common Shares issuable upon the exercise of options and (c) 115,403 Common Shares for which the reporting person shares the power to

CUSIP No.	238 134 10 0	Page	5	of	6

dispose or to direct the disposition. On January 2, 2007, 37,500 of the reporting person’s options expired without being exercised, and as a result the reporting person beneficially owned a total of 590,985 Common Shares as of the date of this statement.
Item 5.  Ownership of Five Percent or Less of a Class.
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☑
Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
     N/A
Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
     N/A
Item 8.  Identification and Classification of Members of the Group.
     N/A
Item 9.  Notice of Dissolution of Group.
     N/A
Item 10.  Certification.
     N/A

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SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 18, 2007

(Date)

/s/ Jeffrey A. Green

(Signature)

Jeffrey A. Green, President and CEO

(Name/Title)